                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under The Securities Exchange Act of 1934
                              (Amendment No. 31)*

                            Rally's Hamburgers, Inc.
                            ------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  751203-10-0
                                  -----------
                                 (CUSIP Number)

                              Gary N. Jacobs, Esq.
        CHRISTENSEN, WHITE, MILLER, FINK, JACOBS, GLASER & SHAPIRO, LLP
                      2121 Avenue of the Stars, 18th Flr.
                             Los Angeles, CA  90067
                                (310) 553-3000
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 16, 1996
                               ------------------
                      (Date of Event Which Requires Filing
                               Of This Statement)

If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                        (Continued on following page(s))
                               PAGE 1 OF 5 PAGES

CUSIP NO. 751203-10-0               13 D                    Page 2 of 5 Pages


  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           GIANT GROUP, LTD
           I.R.S. # 23-0622690

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                           (a) [x]
                                                                                                                    (b) [ ]

  3     SEC USE ONLY



  4     SOURCE OF FUNDS*

        N/A

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)       [ ]

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

                            7     SOLE VOTING POWER
                                  2,500,000 shares**

         NUMBER OF          8     SHARED VOTING POWER

          SHARES
                                  -0-
       BENEFICIALLY
                            9     SOLE DISPOSITIVE POWER
                                  2,500,000 shares**
         OWNED BY
           EACH             10    SHARED DISPOSITIVE POWER

     REPORTING PERSON

                                  -0-

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,500,000 shares**

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                      [x]

  13    PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.0%

  14    TYPE OF REPORTING PERSON*

        CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Excludes Shares Owned By KCC Delaware Company, a Wholly Owned Subsidiary.

CUSIP NO. 751203-10-0               13 D                    Page 3 of 5 Pages


  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           KCC DELAWARE COMPANY
           I.R.S. # 23-2360456

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                           (a) [x]
                                                                                                                    (b) [ ]

  3     SEC USE ONLY



  4     SOURCE OF FUNDS*

        N/A

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)       [ ]

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

                            7     SOLE VOTING POWER
                                  1,812,063 shares

         NUMBER OF          8     SHARED VOTING POWER

          SHARES
                                  -0-
       BENEFICIALLY
                            9     SOLE DISPOSITIVE POWER
                                  1,812,063 shares
         OWNED BY
           EACH             10    SHARED DISPOSITIVE POWER

     REPORTING PERSON

                                  -0-

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,812,063 shares

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                      [ ]

  13    PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9%

  14    TYPE OF REPORTING PERSON*

        CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         Reference is hereby made to that certain Schedule 13D, dated October 20, 1989, as amended, filed by GIANT GROUP, LTD., a Delaware corporation ("GIANT"), and KCC Delaware Company, a Delaware corporation ("KCC") (as to Amendments Nos. 24-30), with respect to the common stock, par value $0.10 per share (the "Common Stock"), of Rally's Hamburgers, Inc., a Delaware corporation ("Rally's"), collectively referred to herein as the "Schedule." Unless otherwise indicated, capitalized terms used herein have the meanings ascribed to them in the Schedule. Unless otherwise indicated herein, the information contained in the Schedule, as amended to date, remains unchanged. The Schedule is hereby amended as follows:

         Item 5. Interest in Securities of the Issuer.

         Item 5 of the Schedule is hereby amended by adding the following:

         In connection with a shareholder rights offering, Rally's distributed 2,500,000 and 1,812,063 rights to GIANT and KCC, respectively, to purchase units ("Unit") consisting of one share of Common Stock and one warrant to purchase an additional share of Common Stock. For each 3.25 rights held, a holder was entitled to purchase one Unit for $2.25 per Unit. On September 16, 1996, GIANT and KCC transferred all their respective rights to an unaffiliated third party, which committed to GIANT that it would exercise the rights. (In connection with Rally's rights offering, GIANT had committed that it and KCC would exercise or cause to be exercised all of their rights).

         As of the date hereof, GIANT beneficially owns 2,500,000 shares of Rally's Common Stock, representing approximately 12.0% of the shares outstanding, and KCC beneficially owns 1,812,063 shares of Rally's Common Stock, representating approximately 9% of the shares outstanding (based upon Rally's estimate that 20,509,674 shares of Rally's Common Stock would be outstanding following the consummation of the shareholder rights offering as set forth in the Prospectus dated September 5, 1996).





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


                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 10, 1996
                                       GIANT GROUP, LTD.


                                       by: /s/ Cathy L. Wood
                                           -----------------------
                                           Cathy L. Wood
                                           Chief Financial Officer,
                                           Secretary  and Treasurer






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